UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sotherly Hotels Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

83600C103

(CUSIP Number)

Andrew M. Sims

c/o Sotherly Hotels Inc.

306 S Henry Street, Suite 100

Williamsburg, VA 23185

(757) 229-5648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83600C103

1.	Name of Reporting Persons. Andrew M. Sims
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,322,215
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,294,992
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,322,215
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) IN

Item 2. Identity and Background

(c)	Mr. Sims is the Chairman of Sotherly Hotels Inc., a hospitality real estate investment trust, with principal executive offices at 306 S Henry Street, Suite 100, Williamsburg, VA 23185 (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration

On December 9, 2021, Sotherly Hotels Inc. issued additional shares of common stock, thus indirectly changing Mr. Sims percentage ownership in the Company. His percentage ownership has decreased by more than 1.0% from his previous Amendment No 2 to Schedule 13D.

Item 4. Purpose of Transaction

Mr. Sims may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Mr. Sims does not have plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

Mr. Sims beneficially owns 1,322,215, or 7.6%, of the Issuer’s common stock, based on 17,441,058 shares outstanding. This amount includes 793,937 shares held by the AMS Family Partnership, R.L.L.P. and 156,250 shares held by Mr. Sims’ spouse. This amount includes 27,223 shares held by Mr. Sims in the Company’s Employee Stock Ownership Plan. This amount does not include shares owned by the Edgar Sims Irrevocable Trust (the “Trust”, for which Mr. Sims serves as a co-trustee).

(b)

Mr. Sims has sole power to vote and dispose of 1,294,992 shares of the Issuer’s common stock. Mr. Sims owns 27,223 shares of stock through the Company’s Employee Stock Ownership Plan. He does not have the power to vote or dispose of these shares.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2022	By:	/s/ Andrew M. Sims
Name: Andrew M. Sims